EXHIBIT 99.1

B Communications Reports Financial Results For The First Quarter of 2013

- Net income attributable to shareholders for the first quarter of 2013 totaled NIS 45 million ($12 million) -

Ramat Gan, Israel – May 13, 2013 – B Communications Ltd. (NASDAQ Global Market and TASE: BCOM) today reported its financial results for the first quarter ended March 31, 2013.

Bezeq’s Results: For the first quarter of 2013, the Bezeq Group reported revenues of NIS 2.4 billion ($ 659 million) and operating profit of NIS 761 million ($ 209 million). Bezeq’s EBITDA for the first quarter totaled NIS 1.1 billion ($ 299 million), representing an EBITDA margin of 45%. Net income for the period attributable to the shareholders of Bezeq totaled NIS 497 million ($ 136 million). Bezeq's cash flow from operating activities totaled NIS 972 million ($ 266 million) during the first quarter of 2013.

Cash Position: As of March 31, 2013, B Communications’ unconsolidated cash and cash equivalents (including dividend receivable) totaled NIS 1 billion ($ 276 million), its unconsolidated total debt was NIS 4 billion ($ 1.1 billion), and its net debt totaled NIS 3 billion ($ 831 million).

B Communications’ Unconsolidated Balance Sheet Data*

In millions		Convenience
		translation into
		U.S. dollars
		(Note A)
	March 31,	March 31,	March 31,	December 31,
	2013	2013	2012	2012
	NIS	US$	NIS	NIS
Short term liabilities	583	160	565	587
Long term liabilities	3,455	947	3,934	3,511
Total liabilities	4,038	1,107	4,499	4,098
Cash and cash equivalents	585	161	393	694
Dividend receivable	421	115	489	-
Total net debt	3,032	831	3,617	3,404

* Does not include the balance sheet of Bezeq.

Dividend from Bezeq: On May 13, 2013, B Communications is expected to receive two dividend payments from Bezeq which together total NIS 421 million ($ 115 million). These dividend payments include a current dividend of NIS 266 million ($ 73 million), representing B Communications’ share of Bezeq’s net profit for the second half of 2012, and a special dividend of NIS 155 million ($ 42 million), representing B Communications’ share of the fifth installment of six special dividend payments declared by Bezeq and approved by its shareholders in 2011.

B Communications’ First Quarter Financial Results

B Communications’ consolidated revenues for the first quarter of 2013 were NIS 2.4 billion ($ 659 million), a 12% decrease compared with NIS 2.7 billion reported in the first quarter of 2012. For both the current and the prior-year periods, B Communications’ consolidated revenues consisted entirely of Bezeq’s revenues.

During the first quarter of 2013, B Communications recorded net amortization expenses related to its Bezeq purchase price allocation (“Bezeq PPA”) of NIS 186 million ($ 51 million) in its consolidated financial statements. From April 14, 2010, the date of the acquisition of its interest in Bezeq, until March 31, 2013, B Communications has amortized approximately 53% of the total Bezeq PPA. The Bezeq PPA amortization expense is a non-cash expense that is subject to adjustment. If, for any reason, B Communications finds it necessary or appropriate to make adjustments to amounts already expensed, it may result in significant changes to its audited financial reports, as well as to future financial statements.

B Communications’ financial expenses, net: B Communications’ unconsolidated net financial expenses for the first quarter of 2013 totaled NIS 48 million ($ 13 million). These expenses consisted primarily of NIS 45 million ($ 12 million) of interest and CPI linkage expenses on the long-term loans incurred to finance the Bezeq acquisition and expenses of NIS 13 million ($ 4 million) related to its publicly traded debentures. These expenses were offset in part by financial income of NIS 7 million
($ 2 million) generated by short term investments.

Our unconsolidated net financial expenses in the first quarter of 2013 decreased by 17.2% compared with the first quarter of 2012. The decrease is primarily attributable to lower interest and CPI linkage expenses due to the reduction in the amount of the outstanding bank loans that we initially incurred to purchase our controlling interest in Bezeq.

B Communications’ net income attributable to shareholders for the first quarter of 2013 totaled NIS 45 million ($ 12 million), compared to NIS 16 million reported in the first quarter of 2012.

B Communications’ Unconsolidated Financial Results

In millions		Convenience
		translation into
		U.S. dollars
		(Note A)
	Three-month	Three-month	Three-month
	period ended	period ended	period ended	Year ended
	March 31,	March 31,	March 31,	December 31,
	2013	2013	2012	2012
	NIS	US$	NIS	NIS
Revenues	-	-	-	-
Financing expenses, net	(48)	(13)	(58)	(239)
Other and income tax expenses	(1)	-	(2)	(48)
PPA amortization, net	(58)	(16)	(93)	(234)
Interest in Bezeq's net income	152	41	169	567
Net income	45	12	16	46

Comments of Management

Commenting on the results, Doron Turgeman, CEO of B Communications' said, “The first quarter was another stable period for Bezeq, demonstrating the cash flow-generating power of its formidable position in Israel’s telecommunications market. Due to Bezeq’s continued uninterrupted payment of both regular and special dividends, we have succeeded in building our cash reserves to their current strong level. We are extremely proud of the net income that we reported this quarter. We are currently examining a number of available alternatives to restructure our outstanding loans as a key to improving our financial position and operating metrics.”

Bezeq Group Results (Consolidated)

To provide further insight into its results, the Company is providing the following summary of the consolidated financial report of the Bezeq Group for the first quarter ended March 31, 2013. For a full discussion of Bezeq’s results for the first quarter of 2013, please refer to its website: http://ir.bezeq.co.il.

Bezeq Group (consolidated)	Q1 2013	Q1 2012	% change
	(NIS millions)
Revenues	2,405	2,740	(12.2)%
Operating profit	761	850	(10.5)%
EBITDA	1,089	1,208	(9.9)%
EBITDA margin	45.3%	44.1%
Net profit attributable to Bezeq shareholders	497	582	(14.6)%
Diluted EPS (NIS)	0.18	0.21	(14.3)%
Cash flow from operating activities	972	998	(2.6)%
Payments for investments, net	246	413	(40.4)%
Free cash flow 1	726	585	24.1%
Net debt/EBITDA (end of period) 2	1.68	1.37
Net debt/shareholders' equity (end of period)	2.46	2.05

1 Free cash flow is defined as cash flow from operating activities less net payments for investments.
2 EBITDA in this calculation refers to the trailing twelve months.

Revenues of the Bezeq Group in the first quarter of 2013 amounted to NIS 2.41 billion ($ 659 million) compared with NIS 2.74 billion in the corresponding quarter of 2012, a decrease of 12.2%. The reduction in the Bezeq Group revenues was primarily due to a decrease in revenues from the cellular segment, specifically due to a reduction in revenues from handset sales (decrease of NIS 160 million) together with a decrease in revenues from cellular services (decrease of NIS 120 million). In addition, revenues from the fixed-line segment decreased NIS 70 million.

Operating profit of the Bezeq Group in the first quarter of 2013 amounted to NIS 761 million ($ 209 million) compared with NIS 850 million in the corresponding quarter of 2012, a decrease of 10.5%. Earnings before interest, taxes, depreciation and amortization (EBITDA) of the Bezeq Group in the first quarter of 2013 amounted to NIS 1.09 billion ($ 299 million) (EBITDA margin of 45.3%) compared with NIS 1.21 billion (EBITDA margin of 44.1%) in the corresponding quarter of 2012, a decrease of 9.9%. Net profit attributable to Bezeq shareholders amounted to NIS 497 million ($ 136 million) compared with NIS 582 million in the corresponding quarter of 2012, a decrease of 14.6%. The decline in profitability metrics was primarily due to a decrease in profitability in the cellular segment as a result of increased competition in the sector.

Cash flow from operating activities of the Bezeq Group in the first quarter of 2013 amounted to NIS 972 million ($ 266 million) compared with NIS 998 million in the corresponding quarter of 2012, a decrease of 2.6%. Free cash flow of the Bezeq Group in the first quarter of 2013 amounted to NIS 726 million ($ 199 million) compared with NIS 585 million in the corresponding quarter of 2012, an increase of 24.1%. The increase in free cash flow was due the completion of major infrastructure projects initiated in prior years, specifically the NGN and submarine cable.

Net financial debt of the Bezeq Group was NIS 7.30 billion ($ 2.0 billion) at March 31, 2013 compared with NIS 6.65 billion as at March 31, 2012.

Notes:

A.
Convenience Translation to Dollars: For the convenience of the reader, certain of the reported NIS figures of March 31, 2013 have been presented in millions of U.S. dollars, translated at the representative rate of exchange as of March 31, 2013 (NIS 3.648 = U.S. Dollar 1.00). The U.S. dollar ($) amounts presented should not be construed as representing amounts receivable or payable in U.S. dollars or convertible into U.S. dollars, unless otherwise indicated.

B.
Use of non-IFRS Measurements: We and the Bezeq Group’s management regularly use supplemental non-IFRS financial measures internally to understand, manage and evaluate our business and make operating decisions. We believe these non-IFRS financial measures provide consistent and comparable measures to help investors understand the Bezeq Group’s current and future operating cash flow performance.

These non-IFRS financial measures may differ materially from the non-IFRS financial measures used by other companies.

EBITDA is a non-IFRS financial measure generally defined as earnings before interest, taxes, depreciation and amortization. The Bezeq Group defines EBITDA as net income before financial income (expenses), net, impairment and other charges, expenses recorded for stock compensation in accordance with IFRS 2, income tax expenses and depreciation and amortization. We present the Bezeq Group’s EBITDA as a supplemental performance measure because we believe that it facilitates operating performance comparisons from period to period and company to company by backing out potential differences caused by variations in capital structure, tax positions (such as the impact of changes in effective tax rates or net operating losses) and the age of, and depreciation expenses associated with, fixed assets (affecting relative depreciation expense).

EBITDA should not be considered in isolation or as a substitute for net income or other statement of operations or cash flow data prepared in accordance with IFRS as a measure of profitability or liquidity. EBITDA does not take into account our debt service requirements and other commitments, including capital expenditures, and, accordingly, is not necessarily indicative of amounts that may be available for discretionary uses. In addition, EBITDA, as presented in this press release, may not be comparable to similarly titled measures reported by other companies due to differences in the way that these measures are calculated.

Reconciliation between the Bezeq Group’s results on an IFRS and non-IFRS basis is provided in a table immediately following the Company's consolidated results. Non-IFRS financial measures consist of IFRS financial measures adjusted to exclude amortization of acquired intangible assets, as well as certain business combination accounting entries. The purpose of such adjustments is to give an indication of the Bezeq Group’s performance exclusive of non-cash charges and other items that are considered by management to be outside of its core operating results. The Bezeq Group’s non-IFRS financial measures are not meant to be considered in isolation or as a substitute for comparable IFRS measures, and should be read only in conjunction with its consolidated financial statements prepared in accordance with IFRS.

About B Communications Ltd.

B Communications is a telecommunications-oriented holding company and its primary holding is its controlling interest in Bezeq, The Israel Telecommunication Corp., Israel’s largest telecommunications provider (TASE: BZEQ). B Communications shares are traded on NASDAQ and the TASE under the symbol BCOM For more information please visit the following Internet sites:

www.bcommunications.co.il
www.ir.bezeq.co.il
www.eurocom.co.il
www.igld.com

Forward-Looking Statements
This press release contains forward-looking statements that are subject to risks and uncertainties.  Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments, the failure to manage growth and other risks detailed from time to time in B Communications' filings with the Securities Exchange Commission.  These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements.  Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made.  We undertake no obligation to update publicly or revise any forward-looking statement.

For further information, please contact:

Idit Cohen – IR Manager
idit@igld.com/ Tel: +972-3-924-0000

Investor relations contacts:
Mor Dagan - Investor Relations
mor@km-ir.co.il / Tel: +972-3-516-7620

B Communications Ltd.

Condensed Consolidated Statements of Financial Position as at

(In millions)

		Convenience
		translation into
		U.S. dollars
		(Note A)
	March 31	March 31	March 31	December 31
	2013	2013	2012	2012
	NIS	US$	NIS	NIS
Assets
Cash and cash equivalents	641	176	1,509	757
Investments, including derivative financial
instruments	2,029	556	1,654	1,484
Trade receivables, net	2,875	788	3,130	2,927
Other receivables	408	111	358	330
Inventory	148	41	225	123
Assets classified as held-for-sale	251	69	160	164

Total current assets	6,352	1,741	7,036	5,785

Investments, including derivative financial
instruments	93	25	101	90
Long-term trade and other receivables	950	261	1,442	1,074
Property, plant and equipment	6,676	1,830	7,076	6,911
Intangible assets	7,037	1,929	7,824	7,252
Deferred and other expenses	391	107	410	384
Investment in equity-accounted investee
(mainly loans)	1,024	281	1,041	1,005
Deferred tax assets	62	17	*191	*128

Total non-current assets	16,233	4,450	*18,085	16,844

Total assets	22,585	6,191	25,121	22,629

*   Restated following the retrospective application of the amendment to IAS 19, Employee Benefits.

B Communications Ltd.

Condensed Consolidated Statements of Financial Position as at (cont’d)

(In millions)

		Convenience
		translation into
		U.S. dollars
		(Note A)
	March 31	March 31	March 31	December 31
	2013	2013	2012	2012
	NIS	US$	NIS	NIS
Liabilities
Short-term bank credit, current maturities
of long-term liabilities and debentures	1,476	405	1,095	1,582
Trade payables	652	179	896	792
Other payables, including derivative
financial instruments	863	236	1,038	734
Dividend payable	677	186	677	669
Current tax liabilities	626	172	570	588
Provisions	126	34	181	145
Employee benefits	230	63	*351	* 251
Total current liabilities	4,650	1,275	4,808	4,761

Debentures	4,876	1,337	5,376	5,018
Bank loans	6,416	1,759	6,835	6,422
Loans from institutions and others	538	147	541	540
Dividend payable	-	-	645	-
Employee benefits	259	71	*247	*260
Other liabilities	80	22	77	67
Provisions	67	18	69	66
Deferred tax liabilities	1,092	299	1,319	1,159
Total non-current liabilities	13,328	3,653	15,109	13,532

Total liabilities	17,978	4,928	19,917	18,293

Equity
Total equity attributable to equity holders
of the Company	1,005	276	*953	*960
Non-controlling interests	3,602	987	*4,251	*3,376

Total equity	4,607	1,263	5,204	4,336

Total liabilities and equity	22,585	6,191	25,121	22,629

*   Restated following the retrospective application of the amendment to IAS 19, Employee Benefits.

B Communications Ltd.

Condensed Consolidated Statements of Income for the

 (In millions, except per share data)

		Convenience
		translation into
		U.S. dollars
		(Note A)
	Three-month	Three-month	Three-month
	period ended	period ended	period ended	Year ended
	March 31	March 31	March 31	December 31
	2013	2013	2012	2012
	NIS	US$	NIS	NIS
Revenues	2,405	659	2,740	10,278

Cost and expenses
Depreciation and amortization	563	154	755	2,367
Salaries	500	137	512	*1,978
General and operating expenses	889	244	1,082	3,995
Other operating expenses (income), net	(41)	(11)	-	(11)

	1,911	524	2,349	8,329

Operating income	494	135	391	1,949

Financing expenses, net	64	17	10	*355

Income after financing
expenses, net	430	118	381	1,594

Share of losses in
equity-accounted investee	40	11	58	245

Income before income tax	390	107	323	1,349

Income tax	136	37	131	*556

Net income for the period	254	70	192	793

Income attributable to:
Owners of the company	45	12	16	*46
Non-controlling interests	209	28	176	*747

Net income for the period	254	70	192	793

Earnings per share
Basic income per share	1.50	0.41	0.55	1.52
Diluted income per share	1.50	0.41	0.54	1.49

*   Restated following the retrospective application of the amendment to IAS 19, Employee Benefits.

B Communications Ltd.

Reconciliation for NON-IFRS Measures

EBITDA

The following is a reconciliation of the Bezeq Group operating income to EBITDA:

In millions

		Convenience
		translation into
		U.S. dollars
		(Note A)
	Three-month	Three-month	Three-month
	period ended	period ended	period ended	Year ended
	March 31	March 31	March 31	December 31
	2013	2013	2012	2012
	NIS	US$	NIS	NIS

Operating income	761	209	850	*3,041
Depreciation and amortization	328	90	358	1,436

EBITDA	1,089	299	1,208	4,471

*   Restated following the retrospective application of the amendment to IAS 19, Employee Benefits.

Free Cash Flow

The following table shows the calculation of the Bezeq Group free cash flow:

In millions

		Convenience
		translation into
		U.S. dollars
		(Note A)
	Three-month	Three-month	Three-month
	period ended	period ended	period ended	Year ended
	March 31	March 31	March 31	December 31
	2013	2013	2012	2012
	NIS	US$	NIS	NIS

Cash flow from operating activities	972	266	998	4,014
Purchase of property, plant and equipment	(245)	(67)	(385)	(1,271)
Investment in intangible assets and deferred expenses	(44)	(12)	(75)	(269)
Proceeds from the sale of property, plant and equipment	43	12	47	305

Free cash flow	726	199	585	2,779